UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2007

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant’s name into English)
407-124 Merton Street, Toronto, Ontario M4S 2Z2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F

☑

Form 40-F

☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

This Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 (File No. 333-134552) and any other Registration Statement filed by the Registrant which by its terms automatically incorporates the Registrant's filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________

Peace Arch Entertainment Acquires Exclusive Canadian Distribution Rights to Filmmaker Uwe Boll’s Epic Adventure Film ‘In The Name of The King’

Company Also Acquires Boll’s Action Comedy ‘Postal’ to Further Expand Content Pipeline and Theatrical Distribution Footprint

Toronto – October 24, 2007 –Peace Arch Entertainment Group Inc. (AMEX:PAE - News) (TSX:PAE.TO - News), an integrated global entertainment company creating critically acclaimed television, film and DVD content for worldwide distribution, announced today that it has entered into an agreement with BOLL AG to acquire all distribution rights in Canada to “In The Name of the King: A Dungeon Siege Tale” and “Postal,” from controversial filmmaker Uwe Boll (“BloodRayne,” “Alone In The Dark,” “House of The Dead”). The agreement, which was executed by Peace Arch Home Entertainment, is consistent with the Company's strategy of building one of the largest independent film and television libraries in the world to generate sustainable revenues through multiple distribution channels in nearly every major international market. Both films will be released in Canada theatrically and on DVD by Peace Arch Entertainment.

 “Peace Arch stands out as an independent distributor with a true understanding and passion for my films,” said Mr. Boll, an accomplished and controversial director. “I am confident that this will be a successful partnership and these two films will be well regarded in Canada.”

“In The Name of the King: A Dungeon Siege Tale” is a passionate, epic, fantasy adventure with non-stop action based on the popular videogame “Dungeon Siege.”  The film stars Jason Statham (“Snatch,” “Two Smoking Barrels,” “Crank”), Burt Reynolds (“Boogie Nights,” “Deliverance”), Ray Liotta (“Goodfellas,” “Hannibal”), Claire Forlani (“Meet Joe Black,” “The Rock”), Ron Perlman (“Hellboy,” “Alien: Resurrection”), Leelee Sobieski (“Joan of Arc,” “The Glass House”) and John Rhys-Davies (“Raiders of The Lost Ark,” “Indiana Jones and The Lost Crusade,” “The Lord of The Rings: The Fellowship of The Ring”).

“Uwe Boll is an accomplished avant garde filmmaker with a well established audience, and we are excited to have the opportunity to distribute these unique movies in Canada,” said Berry Meyerowitz, President of Peace Arch Home Entertainment. “Peace Arch is firmly committed to generating significant revenues from our growing Canadian distribution business, which includes the introduction of highly commercial films to the theatrical marketplace.”

“In The Name of the King: A Dungeon Siege Tale” takes place in the spectacular land of the Kingdom of Ehb and is a tale of knights and kings, great courage, noble causes and adventure. The ruling King Konreid (Burt Reynolds) must defend his castle and his people from the evil Gallian (Ray Liotta), who seeks to overthrow him.  A horrifying army of animal-like warriors known as The Krugs has been sent by Gallian to pillage and destroy any villages in their path as they rampage across the land on their way to the King.  The life of a simple family man named Farmer (Jason Statham) is changed forever when The Krugs invade his peaceful community.  After they murder his son and kidnap his wife Solana (Claire Forlani), Farmer is determined to take vengeance. Together with his old friend Norick (Ron Perlman) and a sorcerer named Merick (John Rhys-Davies), he sets out on a momentous journey to rescue his wife. Along the way, he will encounter magic and adventure as the quest soon reveals his destiny in the kingdom. The film’s Canadian theatrical release is scheduled for January, 2008.

The dark comedy “Postal” stars Dave Foley (“A Bug’s Life,” “Southpark: Bigger, Longer and Uncut”), Zack Ward (“Transformers,” “Almost Famous”), and Verne Troyer (“Harry Potter and The Sorcerer’s Stone,” “Austin Powers: The Spy Who Shagged Me”).  The film is based on the infamous video game which has sold more than one million units despite being banned in 13 countries and publicly condemned by U.S. Senator Joe Lieberman.  “Postal” premiered at this year’s Fantasia Film Festival in Montreal, and will be released theatrically in February, 2008.

About Peace Arch Entertainment Group Inc.

Peace Arch Entertainment produces and acquires feature films, television and home entertainment content for distribution to worldwide markets. Peace Arch owns one of the largest libraries of top quality independent feature films in the world, featuring more than 500 classic and contemporary titles. Through its subsidiary, Peace Arch Home Entertainment, Peace Arch is also one of the leading distributors of DVDs and related products in Canada. For additional information, please visit www.peacearch.com. Peace Arch recently acquired Dufferin Gate Productions, one of Toronto's foremost providers of production services and facilities, and Trinity Home Entertainment, a leading distributor of independent features films in the United States.

For more investor-oriented information about Peace Arch Entertainment, visit http://www.trilogy-capital.com/tcp/peace-arch/. For current stock price quotes and news, visit http://www.trilogy-capital.com/tcp/peace-arch/quote.html. To view an Investor Fact Sheet, visit http://www.trilogy-capital.com/tcp/peace-arch/factsheet.html. To read a transcript of a recent Peace Arch investor conference call or listen to an archived recording, please visit http://www.trilogy-capital.com/tcp/peace-arch/conference.html.

FORWARD-LOOKING STATEMENT:

This press release includes statements that may constitute forward-looking statements, usually containing the words "believe," "estimate," "project," "expect," or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company's products and services in the marketplace, competitive factors, dependence upon third-party vendors, availability of capital and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

     Roy Bodner

     Vice President Public Relations

     Peace Arch Entertainment

     (310) 776-7208

     Email Contact: Email Contact

     Financial Communications

     Trilogy Capital Partners

     Ryon Harms

     (800) 592-6067

     Email Contact: Email Contact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)
Date	October 24, 2007	By	"Mara Di Pasquale"
(Signature)*
Mara Di Pasquale, Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.